

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2017

Christopher O'Reilly
General Counsel and Secretary
Emergent Capital, Inc.
5355 Town Center Road, Suite 701
Boca Raton, FL 33486

      Re: Emergent Capital, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 18, 2017
           File No. 001-35064

Dear Mr. O'Reilly:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                              Division of Corporation Finance
                              Office of Healthcare & Insurance

cc: Rodney Bell, Esq.